                                                             FILE NO.: 000-24167

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              EBS Building, L.L.C.
    -------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                       Delaware                                43-1794872
    -------------------------------------------------      ----------------
               (State or Other Jurisdiction of              (I.R.S. Employer
               Incorporation or Organization)               Identification  No.)



            c/o PricewaterhouseCoopers LLP
           (formerly Price Waterhouse LLP)
                  800 Market Street                              63101-2695
                 St. Louis, Missouri
   -------------------------------------------------        --------------------
       (Address of Principal Executive Offices)                  (Zip Code)


                                 (314) 206-8500
    -------------------------------------------------------------------------
                           (Issuer's Telephone Number)


       Securities to be registered under Section 12(b) of the Act:

                 Title of Each Class              Name of Each Exchange on Which
                 to be so Registered              Each Class is to be Registered
                 --------------------             ------------------------------

                         N/A                                  N/A
          -----------------------------------     ------------------------------


       Securities to be registered under Section 12(g) of the Act:

                            Class A Membership Units
    ------------------------------------------------------------------------
                                (Title of Class)

                               AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT

INTRODUCTION.

                  This is Amendment No. 1 to the Registration Statement on Form 10-SB for the Class A Membership Units of EBS Building, L.L.C., a Delaware limited liability company (the "Company"). The Registration Statement, as amended hereby, contains the information required by Alternative 2 of Form 10-SB.

                  The Company began operations on September 26, 1997, the effective date of the Joint Plan of Reorganization (the "Plan of Reorganization"), of Edison Brothers Stores, Inc. ("Edison") and its affiliates. Pursuant to the Plan of Reorganization, Edison transferred title to its land and headquarters building at 501 North Broadway in downtown St. Louis, Missouri, to the Company on September 26, 1997, as part of the overall distribution to holders of Allowed General Unsecured Claims against Edison (as defined in the Plan of Reorganization). Pursuant to the terms of the Members Agreement of the Company, dated as of September 26, 1997 (the "Members Agreement"), the holders of the Allowed General Unsecured Claims ultimately received Class A Membership Units (the "Class A Units") in consideration of their respective claims.

                  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Registration Statement on Form 10-SB.

                                     PART I

                                  ALTERNATIVE 2

DESCRIPTION OF BUSINESS (ITEM 6 OF MODEL B OF FORM 1-A)

         This Registration Statement contains forward-looking information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty, including trends in the real estate investment market, projected leasing and sales, and the future prospects for the Company. Actual results could differ materially from those contemplated by such statements.

         The Company was formed as a limited liability company under the Delaware Limited Liability Company Act (the "Delaware Act") on September 25, 1997, for the exclusive purpose of acquiring, owning, managing, maintaining, repairing, leasing, selling, hypothecating, mortgaging or otherwise dealing with the building located at 501 North Broadway, St. Louis, Missouri (the "Building") and for receiving, administering and distributing any proceeds resulting therefrom, as more fully described in the Members Agreement. The Company has no business plans other than dealing with the Building as set forth above. The Company was formed in connection with the reorganization of Edison and its affiliates pursuant to the Plan of Reorganization filed in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Bankruptcy Court issued its Order Confirming the Plan of Reorganization on

September 9, 1997, as supplemented by an Order of the Bankruptcy Court dated February 19, 1998 (collectively, the "Confirmation Order").

         On September 26, 1997, Edison transferred the title of the Building to the Company in exchange for 10,000,000 Class B Membership Units of the Company (the "Class B Units"), which represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the Members Agreement and the Plan of Reorganization, Edison canceled 9,058,041 Class B Units and simultaneously issued 9,058,041 Class A Units to holders of Allowed General Unsecured Claims. Subsequently, prior to April 30, 1998, Edison canceled an additional 280,560 Class B Units and issued an additional 280,560 Class A Units to holders of Allowed General Unsecured Claims. All outstanding Class B Units eventually will be canceled and an equivalent number of Class A Units issued to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization. As of April 30, 1998, there were 9,338,601 issued and outstanding Class A Units.

         The Members Agreement contemplates that the Company will sell the Building by September 26, 2000, or if not by then, within an extension of the term of the Company approved by the Bankruptcy Court. In certain circumstances, the manager of the Company (the "Manager") has the right to extend the term of the Company, with the approval of the Bankruptcy Court for good cause shown, for one or more additional two year periods beyond September 26, 2000. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement - Term of the Company," below. The Manager currently intends to cause the Company to sell the Building by September 26, 2000. Upon the sale of the Building, the Company will dissolve and the proceeds from such sale will be distributed to the Class A Members in accordance with the terms of the Members Agreement. See "SELECTED ADDITIONAL DISCLOSURE ITEMS -- Summary of the Members Agreement - Distributions to Class A Members," below. In the event that (i) the Company has not sold the Building by September 26, 2000, (ii) an extension of the term of the Company has been granted by the Bankruptcy Court and (iii) the Edison lease (as described below under "Description of Property") has not been renewed in accordance with its terms, the Manager intends to market the space previously occupied by Edison for lease to one or more new or existing tenants at such rental rates and on such other terms as the Manager can obtain at such time.

         The business in which the Company is engaged is highly competitive, in terms of both leasing available office space and eventually selling the Building. The Building is located in downtown St. Louis and is subject to leasing competition from other similar types of properties in downtown St. Louis and throughout the St. Louis area. The Company competes for tenants for the Building with numerous other individuals and entities engaged in real estate leasing activities. Competition is based on such factors as location, rent schedules and services and amenities provided. In addition to leasing competition, there is competition in the Company's business of disposing of the Building considering the competition in the institutional real estate market for attractive real estate investment properties.

         The Building is considered a Class A property for real estate investment purposes. According to Insignia Commercial Group, Inc., the vacancy rate in downtown St. Louis for Class A property was less than ten percent as of December 1997. Market concerns include both actual and potential departures of major St. Louis companies and/or divisions of such companies including Ralston Purina Company, SBC Communications, Inc., The Boeing Company and Trans World Airlines Inc., as well as consolidations in the banking industry.

         The Company has no employees. The operations of the Company are the responsibility of the Manager. See "Directors, Executive Officers and Significant Employees," below.

         On September 26, 1997, the Company entered into a property management agreement (the "Edison Property Management Agreement") with Edison to provide interim management to the Building. Such agreement provided for the appointment of Edison to operate, manage and supervise the Building. As compensation for such services, Edison received a management fee equal to three percent of gross operating receipts. In addition, the Company agreed to reimburse Edison for the portion of salaries and fringe benefits paid to Edison facilities services employees related to the operation and management of the Building as well as other out-of-pocket expenditures. The Edison Property Management Agreement was terminated on January 31, 1998.

         On September 26, 1997, the Company entered into an exclusive listing agreement (the "Cushman Agreement") with Cushman & Wakefield of Missouri, Inc. ("Cushman"). Such agreement granted Cushman the exclusive right to lease office space located within the Building. The Cushman Agreement was terminated on December 31, 1997.

         On December 31, 1997, the Company entered into a commercial property management and leasing agreement (the "Insignia Agreement") with Insignia Commercial Group, Inc. ("Insignia"). The Insignia Agreement granted Insignia the exclusive right to lease office space located within the Building commencing on January 1, 1998. Insignia receives certain commissions for its leasing work, which commissions could range up to five percent of gross rentals, depending on certain variables. The Insignia Agreement also engaged Insignia to manage and operate the Building commencing on February 1, 1998, in consideration of certain management fees. Additionally, Insignia receives a construction management fee with respect to non-routine capital improvements in the Building. The Company reimburses Insignia for its on-site employee salaries, bonuses and benefits and its out-of-pocket costs incurred in connection with its services. Insignia is also provided with free rental of furnished office space in the Building.

         The Company's transfer agent for the Class A Units is Norwest Bank Minnesota, N.A., which was retained by the Company to serve in such capacity pursuant to a transfer and paying agency agreement entered into on December 9, 1997.

         During the next 12 months, the Company will continue to manage, maintain, repair, lease, mortgage or otherwise deal with the administration of the Building. The Company, through its leasing agent, intends to seek additional leases for office space within the Building. Additionally, the Company may enter into negotiations for the sale of the Building in accordance with the Members Agreement.

         The Company currently produces break-even cash-flows from operations. However, in 1998, during which the Company intends to lease additional space in the Building, negative cash-flows from operations are anticipated due to commission costs paid to leasing agents, tenant improvement costs usually incurred at the front-end of new leases and various corporate costs associated with the registration of the Class A Units under the Securities Exchange Act of 1934, as amended. In March 1998, the Company entered into a $2,000,000 revolving line of credit with First Bank to cover any shortfalls in cash-flows. See "DESCRIPTION OF PROPERTY." Given the present occupancy rates and leases affecting the Building, the Manager believes that funds from operations and the Company's present availability under its revolving line of credit provide sufficient resources to meet the Company's present and anticipated financing needs. If there are future changes to the present occupancy of the Building or modifications of certain leases, it may be necessary to seek additional financing for the Company's operations.


DESCRIPTION OF PROPERTY (ITEM 7 OF MODEL B OF FORM 1-A).

         The Building is a twelve-floor office building with 434,136 square feet of rentable space, which square footage includes 9,393 square feet of meeting rooms and 13,008 square feet of mezzanine space, and which also has a subterranean parking garage containing 159 parking spaces. The Building is located at 501 N. Broadway, St. Louis, Missouri. The Building serves as Edison's headquarters and was deeded to the Company by Edison by quit claim deed on September 26, 1997. The Building was built in 1985.

         The Company does not own any real estate other than the Building and underlying real estate, and will not otherwise invest in interests in real estate or real estate mortgages.

         The Company believes that the Building is adequately insured. Allendale Mutual Insurance Company provided the property insurance as of January 31, 1998. Commencing February 1, 1998, Travelers Indemnity of Illinois provides property insurance for the Building.

         The Building has tenants leasing 339,460 square feet for an occupancy rate of 78% (such occupancy rate is based on 434,136 square feet of rentable space which includes 9,393 square feet of meeting rooms which are currently not available for lease and are used as a building amenity available to all tenants).

         The only tenant in the Building that occupies greater than 10% of the rentable space is Edison with a lease of 273,068 rentable square feet which represents 63% of the Building's total rentable square footage. The Edison lease, as required by the Plan of Reorganization, provides for an effective rental rate of $9.00 per square foot, excluding 13,008 square feet of mezzanine space which is demised under Edison's lease rent free. The Edison lease expires in September, 2000 with an option to extend for one year at $12.00 per square foot or for seven years at prevailing market rates. Edison is primarily engaged in the specialty retail apparel industry and utilizes the office space in the Building for its headquarters. The Company has been advised that the Edison lease is below market value for Class A properties in the downtown St. Louis market.

         The Company entered into a lease for office space on February 16, 1998, with the term commencing March 1, 1998, for the lease of 20,280 square feet in the Building. Such lease provides for the Company to pay for tenant improvements of up to $304,200 in the aggregate as well as initial space planning fees of $3,042. The lease expires on February 28, 2008.

         The remainder of the occupied space in the Building serves as corporate office space for various other tenants.

         As of April 30, 1998, the annual average rental rate of all tenants, including Edison, is $10.17 per square foot. As of April 30, 1998, the annual average rental rate of all tenants, excluding Edison, is $16.73 per square foot.

         The following table sets forth certain information with respect to the leases in the Building, as of April 30, 1998:

---------------------------------------------------------------------------------------------------------------------

                               NUMBER OF                                 ANNUAL RENT AS OF      CURRENT % OF GROSS
         YEAR                 EXPIRATIONS          SQUARE FOOTAGE             4/30/98               ANNUAL RENT
---------------------------------------------------------------------------------------------------------------------
         1999                      1                    5,559                 $86,165                   2%
---------------------------------------------------------------------------------------------------------------------
         2000                      2                   286,675               $2,544,645                 74%
---------------------------------------------------------------------------------------------------------------------
         2001                      3                   26,946                 $541,408                  16%
---------------------------------------------------------------------------------------------------------------------
         2008                      1                   20,280                 $278,911                  8%
---------------------------------------------------------------------------------------------------------------------


         Effective March 16, 1998, the Company entered into a $2,000,000 revolving line of credit with First Bank, a Missouri banking corporation (the "Line of Credit"). The Company presently intends to use the Line of Credit for working capital needs and tenant improvements. Borrowings under the Line of Credit bear interest at a rate per annum equal to the LIBOR rate plus 225 basis points. There was no commitment fee for this Line of Credit. Payments due for borrowings on the Line of Credit are for interest only until maturity (March 15, 1999), when all outstanding principal and interest is due and payable. As of the date of this report, there were no outstanding borrowings under the Line of Credit. The Line of Credit is secured by a first mortgage on the Building. See "DESCRIPTION OF BUSINESS."

         The net federal tax basis of the Building is $7,303,794 (gross cost of $41,820,332 less accumulated depreciation of $34,516,538). Included in the net federal tax basis is land cost of $1,222,815. The accumulated depreciation includes a depreciation allowance for the period September 26, 1997, to December 31, 1997, of $497,834. If calculated on a full year, the depreciation allowance would have been $1,991,334. Such depreciation allowance is calculated using the federal method of depreciation and recovery periods applicable for the year the assets were placed into service.

         Real estate taxes on the Building for calendar year 1997 were $385,299.20. The Company's pro-rata share of these taxes, for the period from September 26, 1997 to December 31, 1997 was $101,338.97.

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS:

Exhibit                                                                                      Page

Financial Statements for the Year Ended December 31, 1997:                                   F-1

         Independent Auditors Report.                                                        F-2

         Balance Sheet (December 31, 1997).                                                  F-3

         Statement of Operations for the Period Ended December 31, 1997.                     F-4

         Statement of Change in Members Equity for the Period Ended December
                  31, 1997.                                                                  F-5

         Statement of Cash Flows for the Period Ended December 31, 1997.                     F-6

         Notes to Financial Statements (December 31, 1997).                                  F-7

Financial Statements for the Quarter Ended March 31, 1998 (unaudited):                       F-11

         Balance Sheet (March 31, 1998).                                                     F-11

         Statement of Operations for the Period Ended March 31, 1998.                        F-12

         Statement of Change in Members Equity for                                           F-13
                  Period Ended March 31, 1998.

         Statement of Cash Flows for the Period Ended March 31, 1998.                        F-14



                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         REGISTRANT:

                                         EBS BUILDING, L.L.C.

                                         By:      PricewaterhouseCoopers LLP, as
                                                  Manager

                                         /s/ Keith F. Cooper
                                         -------------------------
Dated:  August 6, 1998                   By:  Keith F. Cooper
                                         Partner

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS:

Exhibit                                                                                      Page
Financial Statements for the Year Ended December 31, 1997:                                   F-1

         Independent Auditors Report.                                                        F-2

         Balance Sheet (December 31, 1997).                                                  F-3

         Statement of Operations for the Period Ended December 31, 1997.                     F-4

         Statement of Change in Members Equity for the Period Ended December
                  31, 1997.                                                                  F-5

         Statement of Cash Flows for the Period Ended December 31, 1997.                     F-6

         Notes to Financial Statements (December 31, 1997).                                  F-7

Financial Statements for the Quarter Ended March 31, 1998 (unaudited):                       F-11

         Balance Sheet (March 31, 1998).                                                     F-11

         Statement of Operations for the Period Ended March 31, 1998.                        F-12

         Statement of Change in Members Equity for Period Ended March 31, 1998.              F-13

         Statement of Cash Flows for the Period Ended March 31, 1998.                        F-14


EBS BUILDING,
L.L.C.
REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 1997

                 [Rubin, Brown, Gornstein & Co. LLP Letterhead]


                          Independent Auditors' Report

Members
EBS Building, L.L.C.
St. Louis, Missouri

We have audited the accompanying balance sheet of EBS Building, L.L.C., a Delaware limited liability company, as of December 31, 1997 and the related statements of operations, changes in members' equity and cash flows for the period beginning September 26, 1997 and ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test bases, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBS Building, L.L.C. as of December 31, 1997, and the results of its operations and its cash flows for the period beginning September 26, 1997 and ended December 31, 1997 in conformity with generally accepted accounting principles.



April 2, 1998

EBS BUILDING, L.L.C.
BALANCE SHEET
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                     DECEMBER 31, 1997
ASSETS
  Rental property                                      $ 19,584,653
  Cash                                                      403,919
  Rents receivable                                            7,465
  Due from Edison Brothers Stores, Inc.                      61,398
  Prepaid expenses                                           61,040
                                                       ------------

    Total assets                                       $ 20,118,475
                                                       ============


LIABILITIES
  Accounts payable                                     $     63,418
  Accrued professional fees                                 139,297
  Accrued utilities                                          72,644
  Accrued salaries                                           45,777
  Due to Edison Brothers Stores, Inc.                       112,022
  Other liabilities                                          12,495
                                                       ------------

    Total liabilities                                       445,653
                                                       ------------


MEMBERS' EQUITY:
  Membership Units (Class A - 10,000,000 authorized,
  9,058,041 issued and outstanding; Class B - 941,959
  authorized, issued and outstanding)                         -
  Paid-in capital                                        19,810,522
  Retained earnings                                        (137,700)
                                                       ------------

    Total members' equity                                19,672,822
                                                       ------------

    Total liabilities and members' equity              $ 20,118,475
                                                       ============



The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

Income


                                                        FOR THE PERIOD ENDED
                                                         DECEMBER 31, 1997
                                                        --------------------
Income:
  Rent                                                      $ 822,477
  Other                                                        25,455
                                                            ---------
    Total income                                              847,932
                                                            =========

Expenses:

  Maintenance                                                 274,034
  Professional fees                                           157,918
  Utilities                                                   153,478
  General and administrative                                  131,329
  Depreciation                                                125,869
  Property taxes                                              101,340
  Other operating expenses                                     41,664
                                                            ---------

    Total expenses                                            985,632
                                                            =========

Net loss                                                    $(137,700)
                                                            =========






  The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                         CLASS A         CLASS B
                                        MEMBERSHIP      MEMBERSHIP       PAID IN         RETAINED
                                          UNITS           UNITS          CAPITAL         EARNINGS           TOTAL
                                        ----------      ----------     -----------      ----------       -----------
Balance, September 26, 1997                 -                -         $     -          $    -           $     -

Original capital contribution               -           10,000,000      19,810,522           -            19,810,522

Units transferred                       9,058,041       (9,058,041)          -               -                 -

Current period loss                         -                -               -            (137,700)         (137,700)
                                        ---------       ----------     -----------      ----------       -----------
Balance, December 31, 1997              9,058,041          941,959     $19,810,522      $ (137,700)      $19,672,822
                                        =========       ==========     ===========      ==========       ===========



  The accompanying notes are an integral part of these financial statements.

EBS BUILDING, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                         FOR THE PERIOD ENDED
                                                           DECEMBER 31, 1997
Cash flows from operating
  Net loss                                                   $   (137,700)
  Reconciliation of net loss to cash
    provided by operating
      Depreciation expense                                        125,869
      Changes in operating assets and
        Increase in assets, excluding cash
          and rental property                                    (129,903)
        Increase in liabilities                                   445,653
                                                             ------------

        Cash flows provided by operating activities               303,919
                                                             ------------

Cash flows from financing activities
  Capital contribution                                            100,000
                                                             ------------

        Cash flows provided by financing activities               100,000
                                                             ------------

Net increase in cash                                              403,919

Cash, beginning of period                                           -
                                                             ------------

Cash, end of period                                          $    403,919
                                                             ============

Supplemental disclosure of noncash financing activities
  Contribution of land and building                          $ 19,710,522
                                                             ============


  The accompanying notes are an integral part of these financial statements.

1.       DESCRIPTION OF BUSINESS

         EBS Building, L.L.C. (the "Company") is a limited liability company organized on September 26, 1997 under the Delaware Limited Liability Company Act. The Company is governed by a Members Agreement, dated as of September 26, 1997 (the "Members Agreement"). The Company was formed in connection with the reorganization proceedings of Edison Brothers Stores, Inc. ("Edison") under Chapter 11 of the United States Bankruptcy Code. Pursuant to Edison's Chapter 11 plan of reorganization (the "Plan of Reorganization"), Edison transferred title to its land and building at 501 North Broadway in downtown St. Louis, Missouri (the "Building") to the Company on September 26, 1997 as a part of the overall distribution to holders of Allowed General Unsecured Claims against Edison (as defined in the Plan of Reorganization), who received Membership Units in the Company (as more fully described below in Note
         4).

         Pursuant to the Members Agreement, the Company is organized for the exclusive purposes of acquiring, owning, managing, maintaining, repairing, leasing, selling, hypothecating, mortgaging or otherwise dealing with the Building, and for receiving, administering and distributing any disposition proceeds relating thereto. It primarily derives income from the rental of office space. The proceeds from the eventual sale of the Building will be distributed along with any other Company assets to the appropriate holders of Membership Units (the "Members") in accordance with the Members Agreement.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of significant accounting policies is presented to assist in evaluating the Company's financial statements included in this report. These principles conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF PRESENTATION
         These financial statements include the accounts of EBS Building, L.L.C. for the period from September 26, 1997 through December 31, 1997.

         CASH
         Cash consists of an amount held in a demand deposit account in the Company's name at a highly-rated financial institution.

EBS BUILDING, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


         RENTAL PROPERTY
         Rental property includes land and building. Land and building were recorded at their carryover basis from Edison (i.e., Edison's historical book value) at September 26, 1997. Such carryover basis reflects a review in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Maintenance, repairs, and minor improvements are expensed as incurred. The Building is depreciated using the straight-line method over its estimated useful life of 38 years.

         RENTAL INCOME AND OPERATING EXPENSES Rental income and operating expenses are recorded on the accrual basis of accounting.

         INCOME TAXES
         The Company is not subject to income taxes. Instead, the members report their distributive share of the Company's profits and losses on their respective income tax returns.

3.       RENTAL PROPERTY

         Rental property includes the following:

                                                              December 31, 1997
         Land                                                   $  2,250,520
         Building                                                 17,765,629
                                                                ______________

                                                                  20,016,149
         Accumulated depreciation                                   (431,496)
                                                                ______________
                                                                $ 19,584,653

         The Building is located in downtown St. Louis, Missouri and is primarily leased to various businesses for office space. The Building has 434,136 square feet of rentable space. At December 31, 1997, the Building had six tenants leasing 319,180 square feet for an occupancy rate of 74%. The average annual rent per square foot was $9.87 as of December 31, 1997.

         The only tenant in the Building that occupies greater than 10% of the leasable space is Edison. Edison leases 273,068 square feet of rentable office space, or approximately 63% of total rentable space, at an annual rent of $2,340,540. Edison's lease expires in September 2000 with an option to renew for one year at $12 per square foot or for seven years at prevailing market rates.

EBS BUILDING, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


         Below is a summary of lease expirations, by year, at December 31, 1997. Amounts represent minimum lease requirements and do not include revenues from rent escalations:

                                                                  Percent
                      Number of      Square        Annual         of Gross
             Year     Expirations     Feet          Rent        Annual Report
             1999         1           5,559     $    77,826           2%
             2000         2         286,675     $ 2,544,645          81%
             2001         3          26,946     $   527,058          17%

         At December 31, 1997, minimum payments due to the Company under noncancelable operating lease agreements are as follows:

                                                   Annual
             Year                                   Rent
             1998                               $  3,172,834
             1999                                  3,182,242
             2000                                  2,364,155
             2001                                    192,947
                                                ______________
                                                $  8,912,178
                                                ______________

4.       MEMBERS' EQUITY

         On September 26, 1997, Edison transferred the title of the Building and related land, with a carryover basis of $19,710,522, to the Company. In addition, as of September 26, 1997, Edison was obligated to provide cash funding to the Company of $100,000, which was subsequently paid on November 18, 1997. These two capital contributions to the Company were in exchange for 10,000,000 Class B Membership Units of the Company, which represented all of the outstanding Membership Units of the Company. On December 12, 1997, in accordance with the Company's Members Agreement and the Plan of Reorganization, Edison exchanged 9,058,041 Class B Membership Units for 9,058,041 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims. All outstanding Class B Membership Units will eventually be canceled and an equivalent number of Class A Membership Units issued to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization. At December 31, 1997, Edison held 941,959 Class B Membership Units.

EBS BUILDING, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS

         During 1997, Edison was employed by the Company as the property manager of the Building. As property manager, the Company paid Edison management fees and reimbursed Edison for employee salaries totaling $104,150 for the period from September 26, 1997 through December 31, 1997. As of December 31, 1997, the Company was due $61,398 from Edison primarily relating to overpayment of payroll costs. The Company owed $112,022 as of December 31, 1997 primarily for property taxes paid by Edison on behalf of the Company.

         One of Edison's six board members is an employee of a Member of the Company.

6.       SUBSEQUENT EVENTS

         UNUSED LINE OF CREDIT
         Effective March 16, 1998, the Company entered into a $2,000,000 revolving line of credit with First Bank (the "Line of Credit"). The Company presently intends to use the Line of Credit for working capital needs and tenant improvements. Borrowings under the Line of Credit bear interest at a rate per annum equal to the LIBOR rate plus 2.25%. There was no commitment fee for this Line of Credit. Payments due for borrowings on the Line of Credit are for interest only until maturity (March 15, 1999), when all outstanding principal and interest is due and payable. As of the date of this report, there were no outstanding borrowings under the Line of Credit.

         LEASE AGREEMENT
         In February 1998, the Company entered into a ten-year lease agreement with another tenant for 20,280 square feet of rentable office space, thereby increasing the Building's occupancy rate from 74% to 78%. The lease agreement provides for the Company to pay for tenant improvements of up to $304,200 over the life of the lease.

         TRANSFER OF MEMBERSHIP UNITS
         During February 1998, Edison exchanged an additional 280,560 Class B Membership Units for 280,560 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims.

                              EBS BUILDING, L.L.C.
                                  BALANCE SHEET


                                                                                 MARCH 31, 1998             DECEMBER 31, 1997
                                                                                 BALANCE SHEET
                                                                                  (UNAUDITED)
ASSETS
   Rental property                                                               $       19,497,594       $         19,584,653
   Cash                                                                                     489,765                    403,919
   Rents receivable                                                                           8,160                      7,465
   Due from Edison Brothers Stores, Inc.                                                     73,479                     61,398
   Prepaid expenses (a)                                                                     129,903                     61,040
   Other Assets                                                                                 402
                                                                                 ------------------       --------------------
      Total assets                                                               $       20,199,303       $         20,118,475
                                                                                 ==================       ====================


LIABILITIES
   Accounts payable                                                              $          208,133       $             63,418
   Accrued professional fees                                                                235,579                    139,297
   Accrued utilities                                                                         75,479                     72,644
   Accrued salaries                                                                          25,775                     45,777
   Accrued property taxes                                                                   104,031
   Accrued property insurance                                                                23,746
   Due to Edison Brothers Stores, Inc.                                                                                 112,022
   Other liabilities                                                                          6,559                     12,495
                                                                                 ------------------       --------------------

      Total liabilities                                                                     679,303                    445,653
                                                                                 ------------------       --------------------

MEMBERS' EQUITY:
   Membership Units (Class A - 10,000,000 authorized, 9,338,601 issued and outstanding; Class B - 661,399 authorized,
    issued and outstanding)                                                                       -                          -
   Paid-in capital                                                                       19,810,522                 19,810,522
   Retained earnings                                                                       (290,522)                  (137,700)
                                                                                 ------------------       --------------------

      Total members' equity                                                              19,520,000                 19,672,822
                                                                                 ------------------       --------------------

      Total liabilities and members' equity                                      $       20,199,303       $         20,118,475
                                                                                 ==================       ====================


Note: The accompanying unaudited financial statements, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the interim period presented. These adjustments consist of normal recurring accruals.

(a) - Prepaid expenses at March 31, 1998 include capitalized lease commissions paid of $119,023, net of accumulated amortization of $992, related to a 10-year lease entered into on February 16, 1998. Such commissions will be amortized over the life of the lease.

                                     EBS BUILDING, L.L.C.
                                    STATEMENT OF OPERATIONS

                                                                              FOR THE 3 MONTHS
                                                                                    ENDED
                                                                               MARCH 31, 1998
                                                                                 (UNAUDITED)
Income
   Rent                                                                      $          816,887
   Other                                                                                 30,318
                                                                             ------------------

            Total income                                                                847,205
                                                                             ------------------

Expenses
   Maintenance                                                                          295,354
   Professional fees                                                                    197,187
   Utilities                                                                            170,281
   Depreciation & amortization                                                          115,051
   General and administrative                                                            78,311
   Property taxes                                                                       104,030
   Other operating expenses                                                              39,813
                                                                             ------------------

            Total expenses                                                            1,000,027
                                                                             ------------------

Net loss                                                                     $         (152,822)
                                                                             ==================


                              EBS BUILDING, L.L.C.
                     STATEMENT OF CHANGES IN MEMBERS' EQUITY


                                                 CLASS A          CLASS B
                                                MEMBERSHIP       MEMBERSHIP         PAID IN          RETAINED
                                                  UNITS            UNITS            CAPITAL          EARNINGS           TOTAL
   Balance, December 31, 1997                    9,058,041          941,959      $ 19,810,522    $    (137,700)     $ 19,672,822

   Units transferred (unaudited)                   280,560         (280,560)                -                -                 -

   Current period loss (unaudited)                       -                -                 -         (152,822)         (152,822)
                                            --------------   --------------    --------------    -------------      ------------

   Balance, March 31, 1998 (unaudited)           9,338,601          661,399      $ 19,810,522    $    (290,522)     $ 19,520,000
                                            ==============   ==============    ==============    =============      ============

                                         EBS BUILDING, L.L.C.
                                        STATEMENT OF CASH FLOWS


                                                                                       FOR THE 3 MONTHS ENDED
                                                                                            MARCH 31, 1998
                                                                                             (UNAUDITED)

Cash flows from operating activities:
   Net loss                                                                             $      (152,822)

   Reconciliation of net loss to cash flows provided by operating activities:
      Depreciation & amortization expense                                                       115,051
      Changes in operating assets and liabilities:
        Increase in assets, excluding cash
         and rental property                                                                    (83,033)
        Increase in liabilities                                                                 233,650
                                                                                        ---------------

        Cash flows provided by operating activities                                             112,846
                                                                                        ---------------

Cash flows from investing activities:
   Capital Expenditures (net)                                                                   (27,000)
                                                                                        ---------------

        Cash flows provided by investing activities                                             (27,000)
                                                                                        ---------------

Net increase in cash                                                                             85,846

Cash, beginning of period                                                                       403,919
                                                                                        ---------------

Cash, end of period                                                                     $       489,765
                                                                                        ===============